ANNUAL REPORT 2003



OPPORTUNITIES

FIRST NATIONAL CORPORATION

OUR VISION IS TO BE...

"The Last Bank You'll Ever Need"

Financial Highlights



NET INCOME
2,034,288
2,136,787
2,595,334
2,979,214
3,300,866
99 00 01 02 03
ASSETS
206,618,047
229,328,847
249,354,496
295,936,087
343,556,677
99 00 01 02 03
DEPOSITS
153,421,704
175,194,364
197,478,818
243,012,461
277,827,575
99 00 01 02 03
SHAREHOLDERS' EQUITY
17,176,354
19,329,449
21,600,230
24,254,143
23,502,732
99 00 01 02 03
NET LOANS
149,313,459
165,145,316
184,765,310
210,440,535
245,590,744
99 00 01 02 03

	2003	2002	% Change
For the Year			
Total Operating Income	$ 21,363,111	$ 19,602,734	9.0
Total Operating Expense	18,062,245	16,623,520	8.7
Net Income	3,300,866	2,979,214	10.8
Cash Dividends Declared	1,125,787	1,090,244	3.3
Year End			
Assets	$ 343,556,677	$ 295,936,087	16.1
Deposits	277,827,575	243,012,461	14.3
Shareholders' Equity	23,502,732	24,254,143	<3.1>
Net Loans	245,590,744	210,440,535	16.7
Per Share*			
Book Value	$ 16.08	$ 15.35	4.8
Net Income, basic	2.23	1.89	18.0
Net Income, diluted	2.23	1.89	18.0
Cash Dividends Declared	0.77	0.69	11.6

Market Information*	**2003**		**2002**	
Quarter	*High*	*Low*	*High*	*Low*
1st	$23.75	$20.50	$17.88	$16.13
2nd	$27.75	$23.63	$20.50	$18.25
3rd	$27.55	$26.60	$20.20	$18.63
4th	$34.00	$31.00	$20.13	$18.63

* *Amounts have been restated to reflect a two-for-one stock split that was declared on April 16, 2003 and payable on May 30, 2003 to shareholders of record April 30, 2003.*

Stock symbol: FXNC-BB

o our shareholders, customers and friends,

This past year was, truly, one of excitement for our company. In addition to strong earnings and asset growth, we increased market share. This level of performance was made possible by a dedicated team of professional employees led by a seasoned board of directors.

Net income increased 10.8% to a record $3.3 million. Earnings per share improved 18% from $1.89 to $2.23 for the year ended December 31, 2003. The reason earnings per share increased at a higher percentage than net income is that on February 25, 2003, First National Corporation repurchased 118,000 shares of common stock (restated for a two-for-one stock split in May). The return on average equity increased to 14.37% in 2003 from 12.99% for 2002.

Net interest income, after provision for loan loss, increased 15.9% to $10.4 million. Note that the provision for loan loss allocation increased by $300 thousand to $705,000 for 2003 principally due to a larger loan portfolio. The provision for loan losses, as of December 31, 2003, represented 1.03% of total loans. This is considered adequate based upon thorough analysis, which includes loss history, economic data and loan composition. Nonaccrual loans totaled $170,676 as of December 31, 2003. Our asset quality remains high, with a diversified local loan portfolio. Additionally, the securities portfolio, which contains no derivatives, is comprised of U.S. agencies, mortgage-backed securities and municipal securities.

Non-interest income increased $1.1 million or 42.5% for 2003 while non-interest expense increased $1.9 million or 25.9%. The non-interest income improvement is attributable to increased service charge income and mortgage loan originations. The majority of service charge income is the result of tremendous growth in checking accounts. Mortgage origination income increased by $173,984 for 2003. The total gain on sale of loans was $372,149 for 2003. The majority of the increase in non-interest expense was caused by our decision, with continued market merger activity, to expand. This long-term growth plan does place pressure on current earnings as we add personnel and open new facilities.

First National's stock price was $33.50 as of December 31, 2003, as compared to $20.125 (restated) as of December 31, 2002. With a cash dividend per share of $0.77 for 2003, a stock price of $33.50, the resulting dividend yield was approximately 2.3%.

Assets grew 16.1% to $343.6 million as of December 31, 2003, primarily due to a 16.7% growth in loans. Deposits increased 14.3% to $277.8 million, led by a 53% increase in non-interest bearing deposits.

Shareholders' equity decreased 3.1% to $23.5 million. As previously mentioned, our company repurchased 118,000 shares (restated) for approximately $2.5 million. To fund this purchase First National Corporation formed First National (VA) Statutory Trust I for the purpose of issuing redeemable capital securities, commonly referred to as trust preferred securities.



Harry S. Smith and Noel M. Borden

On March 26, 2003, $3.0 million of these instruments were issued through a pooled underwriting. Trust preferred securities may be included in Tier I capital for regulatory capital calculations. Thus, we replaced the $2.5 million used to purchase shares with the $3.0 million in debt. This is discussed in more detail in the MD&A section of this report.

With many activities in 2003, one of the most notable was the retirement of Alson H. "Al" Smith, Jr. from the Boards of Directors of First National Corporation and First Bank, effective December 31, 2003, due to mandatory retirement. We thank Al for his friendship and leadership. His service was distinguished.

On February 4, 2004, the Boards of Directors conferred the honorary title of Director Emeritus of First National Corporation and First Bank upon Alson H. Smith, Jr. and Warren B. French, Jr., in recognition of their many contributions and past service. We congratulate and thank them, as well as look forward to their continued support and guidance.

During 2003 we completed the conversion of our core operating system and auxiliary systems providing more efficiencies and better customer service. Our Internet banking package was also upgraded where balances are updated hourly. We installed five new ATMs bringing the total to 24 machines serving our market. We marketed Free Community Checking and Business Free! Checking which yielded dramatic increases in noninterest-bearing accounts.

Of particular note, we opened the Winchester Financial Center, located on the corner of Valley Avenue and Jubal Early Drive in November 2003. We are very pleased with the community response to our facility, but more importantly, with customer activity. Our Wards Plaza branch and loan production offices in Winchester were moved to the Financial Center. We would like to extend our gratitude to all that made the project a reality, exceeding our expectations. A special note of thanks to Dennis Dysart, Executive Vice President, for his vision and commitment to an exciting retail philosophy which has taken the form of innovative facilities, inside and out.

We are equally excited about the opening of our Mount Jackson location. The current mobile banking unit will be replaced this year with a state of the art financial center incorporating many of the features and services that we offer at other locations. The acceptance of our bank by the Mount Jackson community has been most rewarding.

We are pursuing opportunities to continue our market expansion with additional locations. We feel the time is now to more firmly establish our presence in the Shenandoah County, Warren County, Frederick County and Winchester markets. We have made the strategic decision to expand with branches to gain market share. Understandably, this does have an impact on earnings. However, we are committed to continued earnings increases while taking advantage of market opportunities. As previously discussed, short-term expenditures are necessary to build long-term value in our company.

Our deepest appreciation to our employees, directors, shareholders and customers for your support. We are very proud of our company and those who work very hard to make it so successful.

Thank you.

Noel M. Borden
Chairman of the Board

Harry S. Smith
President & CEO

A New Banking Experience

During the past several years, First Bank has positioned itself as the lead community bank in the Northern Shenandoah Valley region. A strategic combination of personalized community bank service, diverse product lines, customer-focused offices, strategic locations and technological advancements provides unlimited service options. At First Bank, it's not necessary to compromise quality service in order to gain access to a diverse line of technologically based services, or vice versa. While we are, and always will be, a community bank, we understand our customer's desire to access services such as Internet banking, telephone banking, Visa debit cards and ACH Origination Services. We have uniquely positioned the company to leverage the strengths of any community bank, while offering all of the services of our national competitors. From Free Community Checking to 30-year Mortgage Loans or a complete line of Commercial Banking Services, we can assist anyone. Unlike some of our competitors, we ask you to define your banking experience, because we're confident and poised to offer it the way you would like it, not the way we want to deliver it.

"You're First at First Bank"

(L to R) Jennifer Page, Bryony Scott, and Shirley Newman, as First Impressions Receptionists, give our customers an especially warm welcome at each of our Financial Centers.



New account openings doubled in the last half of 2003



(L to R) Laura Shanholtz, Assistant Branch Manager, Winchester Financial Center, enjoys her relationship with Kim Jones, a First Bank customer for over 15 years.

Our entire approach to banking services, including our new Financial Centers, is customer-focused. Whether it's being greeted by an enthusiastic "You're First at First Bank" when you call any of our offices, or being welcomed by our warm and helpful First Impressions person when you arrive, you'll feel that you're among friends anytime you have a First Bank experience. Also, being able to leave your children (momentarily) to entertain themselves in our First Bank Junior Play area, while you enjoy a cup of First Bank coffee or do your Internet Banking in our Leisure Center – will perhaps demonstrate that this is a new kind of community banking experience.

As you'll note on the graph below, our approach has proven effective. We have experienced the greatest checking account growth in the history of our company. Total checking account balances increased by 53.0% over the past year and 199.9% in the past four years. During the second half of 2003, our retail offices doubled new account openings versus earlier in the year.

Increase in Checking Account Balances


2003
53.0%
55,958.1
2002
35.9%
36,581.4
2001
22.0%
26,911.30
2000
18.2%
22,058.90
1999
-5.0%
18,656.20
$0.00
$10,000
$20,000
$30,000
$40,000
$50,000
$60,000
(In millions)

Market Penetration

Recent bank mergers and acquisitions within our service area have provided a phenomenal opportunity for our bank and employees to further penetrate the market. We primarily serve three markets. They include Shenandoah County, Warren County, and the City of Winchester/Frederick County. According to FDIC data effective June 30, 2003, First National Corporation (First Bank) is the lead community bank in Shenandoah County with $128.9 million in deposits, representing 22.5% of the total deposit market. Likewise, we are the lead community bank in Warren County with $54.4 million in deposits or 15.0% of the market. We currently rank sixth in the combined deposit markets of the City of Winchester and Frederick County with $82.7 million or 5.9%.

We strategically evaluate our position in each of these markets as we analyze retail expansion plans, as well as new hires. As you will recall, we opened a new Financial Center in Warren County (Front Royal) during 2002. The new office not only solidified our previous position, but also significantly enhanced it. Earlier in 2003, we opened a modular banking facility in southern Shenandoah County (Mount Jackson). That operation was opened to leverage an immediate opportunity created by a bank acquisition. While the operation has had a significant impact in the market, it only had a minimal impact on the numbers above since the greatest growth was in the third and fourth quarters. Finally, we are working diligently to enhance our position within Frederick County and the City of Winchester. We made our greatest capital investment in a new state-of-the-art Financial Center in Winchester in 2003, which opened on November 17th. We are just beginning to recognize the impact the facility, services, and employees will have in that market. We are confident that the growth will be superb during 2004.

As you can see, we are focused upon maximizing our market share. Our new approach to banking is clearly making an impression within our communities. We will continue to seek opportunities to maximize our growth and penetration within these markets with facilities, people and services.


FIRST BANK
FIRST BANK
FIRST BANK

Our Sportsplex kiosk has been well received

First Bank is the lead community bank in Shenandoah County


First Bank

Andy Hershey (left), Sr. Loan Administrator, and Joe Hirst (right), Vice President, Commercial Lender, discuss a lending opportunity with a leading local Real Estate Developer, Richie Wilkins, also a member of First Bank's Board of Directors.

Market Penetration As of June 30, 2003

SHENANDOAH CO.
Top 5 banks of 9


30
25
20
15
10
5
0
23.8%
22.5%
10.2%
9.5%
9.0%
National Bank
First Bank
Local Bank
National Bank
Local Bank

WARREN CO.
Top 5 banks of 9


30
25
20
15
10
5
0
23.2%
16.9%
15.0%
12.8%
10.5%
National Bank
National Bank
First Bank
Local Bank
Local Bank

WINCHESTER / FREDERICK CO.
Top 6 banks of 14


30
25
20
15
10
5
0
31.6%
21.0%
10.4%
9.3%
9.1%
5.9%
National Bank
National Bank
Local Bank
Local Bank
Local Bank
First Bank

Shareholder Value

We work diligently each day to ensure that our company is strategically focused upon a sound business plan, while remaining flexible and responsive to take advantage of immediate opportunities. We realize that every decision we make will impact shareholder value and ultimately stock price. We remain confident that our recent investments in facilities and people, as well as our retail, customer-focused facilities will provide an attractive shareholder return.

Our extraordinary financial performance has positively impacted our stock price in 2003. Total Deposits grew $34.8 million or 14.3% during 2003 and have grown by $122.8 million over the past five years, or 79.2%. Likewise, total loans have experienced exceptional growth as well. In 2003, loans—net of the allowance for loan losses—grew by 16.7% or $35.2 million. Furthermore, loans have grown by 91.3% or $117.2 million during the past five years.

Our sound performance combined with a stock repurchase opportunity in 2003, as well as a stock split, have provided a stable foundation for this appreciation. During 2003, First National Corporation stock appreciated in price by 66.5%.

Stock Chart showing FXNC versus Bank Pink Index



% Change
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
66.5%*
2003
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

FXNC (+72.3%) **BANK PINK $100M-$500M (+32.2%)**

*These changes in % were calculated using the last trade price of each calendar year as quoted by Bloomberg.

A Century of Service in the Valley


1907
FIRST BANK

FXNC-BB stock price rose 37%* over the past 4 years

Our Mission

The Mission of First Bank is to offer a unique and memorable, high-integrity banking environment in which:

Our Customers
Perceive the bank as an indispensable partner in achieving their financial goals;

Our People
Achieve unparalleled personal and professional success;

Our Shareholders
Benefit from the exceptional rewards of ownership; and

Our Communities
Are enriched by our involvement and investment in their future

Ribbon Cutting:
Opening day at the new state-of-the-art financial center in the City of Winchester.



Board of Directors



Elizabeth H. Cottrell
President
Riverwood Technologies

Noel M. Borden
Chairman
First National Corporation
First Bank
Retired President, H.L. Borden
Lumber Co.

Douglas C. Arthur
Vice-Chairman/Secretary
First National Corporation
First Bank
Attorney

Henry L. Shirkey
Customer Service
Representative
Holtzman Oil Company
Retired Community Banker

Christopher E. French
President
Shenandoah
Telecommunications Co.
and Subsidiaries

(L to R) **Elizabeth Cottrell, Noel Borden, Doug Arthur, Henry Shirkey and Chris French.**

Dr. Byron A. Brill
Periodontist

Harry S. Smith
President/Chief Executive Officer
First National Corporation
First Bank

W. Allen Nicholls
President
Nicholls Construction, Inc.

John K. Marlow
President
Marlow Motors



(L to R) **Byron Brill, Harry Smith, Allen Nicholls and John Marlow.**

Board of Directors



James R. "Richie" Wilkins, III
President
Wilkins Development Corp.

Dr. James A. Davis
President
Shenandoah University

Charles E. Maddox, Jr.
Chief Engineer
G.W. Clifford & Associates

(L to R) **Richie Wilkins, Jim Davis, and Chuck Maddox.**

Executive Officers

Harry S. Smith
President &
Chief Executive Officer



Dennis A. Dysart
Executive Vice President



J. Andrew Hershey
Senior Vice President
Senior Loan Administrator





M. Shane Bell
Senior Vice President &
Chief Financial Officer



Christopher T. Martin
Senior Vice President
Operations



John Norton, Jr.
Senior Vice President
Human Resources
Marketing



Stephen C. Pettit
Senior Vice President
Controller

Corporate Information

Board of Directors First National Corp. First Bank

Douglas C. Arthur
Vice Chairman/Secretary

Noel M. Borden
Chairman

Dr. Byron A. Brill

Elizabeth H. Cottrell

Dr. James A. Davis

Christopher E. French

Charles E. Maddox, Jr.

John K. Marlow

W. Allen Nicholls

Henry L. Shirkey

Harry S. Smith
President & CEO

James R. "Richie" Wilkins, III

Officers of First National Corp.

Noel M. Borden
Chairman of the Board

Douglas C. Arthur
Vice Chairman/Secretary

Harry S. Smith
President
Chief Executive Officer

M. Shane Bell
Sr. Vice President/
Chief Financial Officer

Executive Officers of First Bank

Harry S. Smith
President/
Chief Executive Officer

Dennis A. Dysart
Executive Vice President

M. Shane Bell
Sr. Vice President/
Chief Financial Officer

J. Andrew Hershey
Sr. Vice President/
Sr. Loan Administrator

Christopher T. Martin
Sr. Vice President/
Operations

John Norton, Jr.
Sr. Vice President
Human Resources/
Marketing

Stephen C. Pettit
Sr. Vice President/
Controller

Vice Presidents

Gayle M. Davison
Vice President
Credit Administrator
Compliance Officer

James M. Eastham
Vice President
Commercial Loan Officer

Earl W. Foreman
Vice President
Mortgage Loan Manager

Joseph C. Hirst
Vice President
Commercial Loan Officer

Michael J. Koontz
Vice President
Commercial Loan Officer

David C. Jeffcoat
Vice President
Consumer Loan Manager

James E. Pomeroy, III
Vice President
Regional Executive Officer

Kevin F. Smith
Vice President
Commercial Loan Manager

Branch Locations

Strasburg

Mary T. Levi
Branch Manager
112 W. King St.
Strasburg, VA 22657
540-465-9121

Winchester

Janie Dickens-Bowman
Branch Manager
1835 Valley Avenue
Winchester, VA 22601
540-667-8300

Audrey A. P. Kleiderlein
Branch Manager
661 N. Loudoun St.
Winchester, VA 22601
540-545-2001

Gail F. Shanholtz
Branch Manager
3143 Valley Pike
Winchester, VA 22602
540-662-9594

Front Royal

Belita B. Ford
Branch Manager
1717 N. Shenandoah Ave.
Front Royal, VA 22630
540-636-6149

Express Office
508 N. Commerce Ave.
Front Royal, VA 22630
540-636-9620

Woodstock

Sharon K. Cline
Branch Manager
496 N. Main St.
Woodstock, VA 22664
540-459-7400

Brenda L. Hulver
Branch Manager
860 S. Main Street
Woodstock, VA 22664
540-459-9510

Mt. Jackson

Tammy Y. Ritenour
Branch Manager
5304 Main St.
Mt. Jackson, VA 22742
540-477-3525

First Bank Junior Play Area
Your children are entertained while you do your banking business.



First National Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This management's discussion and analysis and other portions of this report, contain forward-looking statements within the meaning of the Securities and Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Corporation operations and policies and general economic conditions. In some cases, forward-looking statements can be identified by use of words such as "may," "will," "anticipates," "believes," "expects," "plans," "estimates," "potential," "continue," "should," and similar words or phrases. These statements are based upon current and anticipated economic conditions, nationally and in the Corporation's market, interest rates and interest rate policy, competitive factors, and other conditions which by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward-looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward-looking statements. The Corporation does undertake to update any forward-looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements.

First National Corporation (the Corporation) is the financial holding company of First Bank (the Bank). First Bank owns First Bank Financial Services, Inc., which invests in partnerships that provide title insurance and investment services. The following discussion and analysis of the financial condition and results of operations of the Corporation for the years ended December 31, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements and related notes.

Critical Accounting Policies

The Corporation's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for loan losses. The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standards (SFAS) No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Our allowance for loan losses has two basic components: the specific allowance and the formula allowance. Both of these components are determined based upon estimates that can and do change when the actual events occur.

The specific allowance is used to individually allocate an allowance for larger balance, non-homogeneous loans. The specific allowance uses various techniques to arrive at an estimate of loss. First, analysis of the borrower's overall financial condition, resources and payment record; the prospects for support from financial guarantors; and the fair market value of collateral are used to estimate the probability and severity of inherent losses. Additionally, historical default rates and loss severities, internal risk ratings, industry and market conditions and trends, and other environmental factors are considered. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates.

The formula allowance is used for estimating the loss on pools of smaller-balance, homogeneous loans; including residential mortgage loans, installment loans, other consumer loans, as well as outstanding loan commitments. Also, a formula allowance is used for the remaining pool of larger balance, non-homogeneous loans which were not allocated a specific allowance upon their review. The formula allowance begins with estimates of probable losses inherent in the homogeneous portfolio based upon various statistical analyses. These include analysis of historical delinquency and loss experience over a five-year period, together with analyses that reflect current economic trends and conditions. The formula allowance uses a historical loss view as an indicator of future losses. As a result, even though this history is regularly updated with the most recent loss information, it could differ from the loss incurred in the future.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Overview

Earnings and assets continued to grow in 2003. Net income for 2003 was $3.3 million compared to $3.0 million in 2002 and $2.6 million in 2001. Net income per share, basic and diluted, increased $0.34 per share from $1.89 in 2002 to $2.23 in 2003. The increase in earnings resulted primarily from a continuing increase in the Bank's net interest income. Return on average assets was 1.05% in 2003, 1.09% in 2002 and 1.10% in 2001. Return on average equity was 14.37% in 2003, 12.99% in 2002 and 12.57% in 2001.

Assets grew 16.1% in 2003 and 18.7% in 2002. Growth occurred primarily in the loan portfolio where loans, net of the allowance for loan losses, increased $35.2 million to $245.6 million. The securities portfolio also increased to $70.9 million in 2003 from $54.0 million in 2002.

Results of Operations

Net interest income represents the primary source of earnings for the Corporation. Net interest income equals the amount by which interest income on earning assets, predominately loans and securities, exceeds interest expense on interest-bearing liabilities, predominately deposits and other borrowings. The provision for loan losses and the amount of noninterest income and expense also have an effect on net income. Noninterest income and expense consists of income from service charges on deposit accounts; fees charged for other services; gains and losses from the sale of assets, including loans held for sale, securities, and premises and equipment; general and administrative expenses; and income tax expense. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. Net interest margin is calculated by dividing tax equivalent net interest income by average earning assets.

General. Net income of the Corporation has increased in each of the last three years as a result of continued growth in earning assets. In 2003, the growth in net interest income and noninterest income exceeded the growth in noninterest expenses. In 2002 and 2001, net interest income also increased as the Corporation continued to experience favorable asset growth.

Net Interest Income. Net interest income was $11.0 million for the year ended December 31, 2003, which is an increase of $1.6 million or 16.6% over the $9.4 million reported for the same period in 2002. This increase in net interest income resulted from an increase in interest-earning assets and an improvement in our net interest margin. In 2002, net interest income increased 8.7% or $754,296 from $8.7 million in 2001.

Interest income as a percent of average earning assets has decreased in each of the last three years from 7.78% in 2001, 6.74% in 2002, to 6.14% in 2003. Interest expense as a percent of average interest-bearing liabilities has also decreased from 4.58% in 2001, 3.55% in 2002, to 2.78% in 2003. Net interest margin was 3.83% in 2003, 3.75% in 2002 and 3.93% in 2001. The interest rate spread was 3.36% in 2003, 3.19% in 2002 and 3.20% in 2001. The decrease in the yield on interest bearing liabilities exceeded the decrease in the yield on earning assets, resulting in the improved net interest margin in 2003. We do not anticipate significant changes in the net interest margin in future periods based on our interest rate sensitivity analysis.

Provision for Loan Losses. The provision for 2003 was $705,000 compared to $405,000 in 2002 and $420,000 in 2001. The amount allocated during the year to the provision for loan losses represents management's analysis of the existing loan portfolio and related credit risks. The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in the loan portfolio. For the year ended December 31, 2003, net charge-offs totaled $319,669 compared to $219,294 for the year ended December 31, 2002. The total allowance for loan losses of $2.5 million at December 31, 2003 increased 17.8% from $2.2 million at December 31, 2002. The increases in the total allowance for loan losses are reflective of charge-off activity, changes in classified loans and growth in the loan portfolio as loans net of the allowance for loan losses increased $35.2 million, or 16.7%, from $210.4 million at December 31, 2002 to $245.6 million at December 31, 2003.

Management has determined that the allowance for loan losses is adequate. There can be no assurance, however, that additional provisions for loan losses will not be required in the future, including as a result of changes in the economic assumptions underlying management's estimates and judgments, adverse developments in the economy, on a national basis or in the Corporation's market area, or changes in the circumstances of particular borrowers.

The Bank generates a quarterly analysis of the allowance for loan losses, with the objective of quantifying portfolio risk into a dollar figure of inherent losses. In addition, internal loan reviews are performed on a regular basis. The determination of the allowance for loan losses is based on applying qualitative and quantitative factors to each category of loans along with any estimated losses for impaired and classified loans within the particular category. The resulting sum is then combined to arrive at a total allowance for all categories. The total allowance required changes as the various types and categories of loans change as a percentage of total loans and as the amount of classified loans change. There were no impaired loans at December 31, 2003.

Noninterest Income. Noninterest income increased $1.1 million or 42.5% for 2003 over 2002 compared to an increase of $976,913 or 62.3% for 2002 over 2001. Service charges contributed to 93.5% or $1.0 million of the increase. We expect these service charges to remain the most significant component of our noninterest income in future periods; however, we do not expect this significant growth trend to continue. Gains on the sale of securities available for sale totaled $69,302 during 2003, $171,627 in 2002 and losses on securities available for sale totaled $3,689 during 2001. Increased mortgage loan activity generated gains on sale of loans totaling $372,149 in 2003 compared to $198,165 in 2002 and $70,920 in 2001. The 87.8% or $173,984 increase in gains on sale of loans was attributable to the low interest rate environment and high refinance activity in 2003. We do not expect this trend to continue during 2004, as refinance activity is expected to decline. The impact of a declining trend in gains on sale of loans would not have a significant impact on earnings. For the year ended December 31, 2003, these gains represented 1.7% of total income.

Noninterest Expense. In 2003, noninterest expenses increased $1.9 million or 25.9% over 2002. Salaries and employee benefits increased 29.3% over 2002 and contributed to 55.2% or $1.0 million of the increase. We do not expect this trend to continue in future periods. Other operating expenses also increased in the amount of $538,529 and contributed to 28.9% of the total increase in noninterest expenses. Both of these increases were the result of the associated growth and expansion of the business during 2003. During the year, the Bank opened a mobile banking facility in Mt. Jackson to expand further into Shenandoah County. The Bank has plans of constructing a new branch on this site during 2004. In the fourth quarter of 2003, the Bank opened the Winchester Financial Center, which serves the Winchester-Frederick County market. In 2002, noninterest expenses increased $1.2 million or 19.0% over 2001. This increase was also attributable to the growth of the Corporation, including hiring additional personnel.

Income Taxes. The Corporation has adopted FASB Statement No. 109, "Accounting for Income Taxes". A more detailed discussion of the Corporation's tax calculation is contained in the notes to the consolidated financial statements.

Selected Consolidated Financial Data

	Years Ended December 31, (in thousands except ratios and per share amounts)				
	2003	2002	2001	2000	1999
Income Statement Data:					
Interest Income	$17,738	$17,058	$17,326	$16,951	$15,217
Interest Expense	6,769	7,653	8,675	9,332	7,683
Net Interest Income	10,969	9,405	8,651	7,619	7,534
Provision For Loan Losses	705	405	420	369	495
Net Interest Income After Provision For Loan Losses	10,264	9,000	8,231	7,250	7,039
Noninterest Income	3,556	2,373	1,572	1,402	1,118
Securities Gains (Losses)	69	172	(4)	0	1
Noninterest Expense	9,085	7,219	6,064	5,611	5,271
Income Before Income Taxes	4,804	4,326	3,735	3,041	2,887
Income Taxes	1,503	1,347	1,140	904	853
Net Income	$3,301	$2,979	$2,595	$2,137	$2,034
Per Share Data*:					
Net Income, Basic	$2.23	$1.89	$1.64	$1.35	$1.29
Net Income, Diluted	2.23	1.89	1.64	1.35	1.29
Cash Dividends	0.77	0.69	0.65	0.60	0.58
Book Value At Period End	16.08	15.35	13.67	12.24	10.82
Balance Sheet Data:					
Assets	$343,557	$295,936	$249,354	$229,329	$206,618
Loans, Net	245,591	210,441	184,765	164,603	149,313
Securities	70,895	54,485	43,355	44,831	45,129
Deposits	277,828	243,012	197,479	175,194	153,422
Shareholders' Equity	23,503	24,254	21,600	19,329	17,176
Average Shares Outstanding, Diluted*	1,480	1,580	1,580	1,588	1,584
Performance Ratios:					
Return On Average Assets	1.05%	1.09%	1.10%	0.98%	1.00%
Return On Average Equity	14.37%	12.99%	12.57%	11.90%	11.63%
Dividend Payout	34.11%	36.60%	39.57%	44.56%	44.72%
Capital Ratios:					
Leverage	7.77%	7.88%	8.97%	8.67%	8.91%
Risk-Based Capital Ratios:					
Tier 1 Capital	9.90%	10.43%	10.34%	11.28%	12.74%
Total Capital	10.88%	11.42%	11.31%	12.26%	13.73%

* Amounts have been restated to reflect a two-for-one stock split that was declared on April 16, 2003 and payable on May 30, 2003 to shareholders of record April 30, 2003.

Financial Condition

General. Management continued to increase the size of the loan portfolio in 2003. Loans, net of the allowance for loan losses, increased $35.2 million or 16.7% from $210.4 million in 2002 to $245.6 million in 2003. This growth in loans was reflected in the 16.1% increase in assets during the year and was funded by growth in deposits. Assets began the year at $295.9 million and grew $47.6 million to $343.5 million by year-end. We are expecting this growth trend to continue in both the Bank's loan portfolio and the balance sheet in future periods.

Loans. The Bank is an active lender with a loan portfolio which includes commercial and residential mortgages, commercial loans, consumer loans, both installment and credit card, real estate construction loans and home equity loans. The Bank's lending activity is concentrated on individuals and small to medium sized businesses in its primary trade area of the Virginia counties of Shenandoah, Warren, Clarke, Frederick and the City of Winchester. As a provider of community oriented financial services, the Bank does not attempt to geographically diversify its loan portfolio by undertaking significant lending activity outside its primary trade area.

Asset Quality. The allowance for loan losses (allowance) totaled $2.5 million and $2.2 million at December 31, 2003 and 2002, representing 1.03% and 1.02% of total loans, respectively. Non-performing loans totaled $634,493 and $1.6 million at December 31, 2003 and 2002, representing 24.9% and 73.5% of the allowance for loan losses, respectively.

Total losses charged against the allowance in 2003 was $370,038 compared to $249,987 in 2002 and $181,623 in 2001. Recoveries, consisting of the recovery of principal on loans previously charged against the allowance, totaled $50,369 in 2003, $30,693 in 2002 and $34,683 in 2001.

Management believes, based upon its review and analysis, that the Bank has sufficient reserves to cover any losses inherent within the total loan portfolio.

For each period presented, the provision for loan losses charged to expense was based on management's judgment after taking into consideration all factors connected with the collectibility of the existing portfolio. Management considers economic conditions, changes in the nature and value of the portfolio, industry standards and other relevant factors when evaluating the loan portfolio. Specific factors considered by management when determining the amount to be provided included internally generated loan quality reports which analyze each potential problem loan to estimate amounts of probable loss and previous loss experience within various loan categories.

Non-Performing Assets. Management classifies as non-performing assets both those loans on which payment has been delinquent 90 days or more and for which there is a risk of loss to either principal or interest, and other real estate owned (OREO). OREO represents real property taken by the Bank either through foreclosure or through a deed in lieu thereof from the borrower. OREO is booked at the lower of cost or market less estimated selling costs, and is actively marketed by the Bank through brokerage channels. The Bank had no foreclosed real estate at December 31, 2003 and 2002.

Impaired loans having recorded investments of $26,294 at December 31, 2002 have been recognized in conformity with SFAS Statement No. 114. The related allowance for loan losses provided for these loans totaled $13,147 at December 31, 2002. There were no impaired loans at December 31, 2003. The average recorded investment in impaired loans during 2003 and 2002 was $89,614 and $47,520, respectively. There were no cash payments received on impaired loans in 2003 and 2002 that were recognized as interest income. Interest income recognized for cash payments received in 2001 totaled $3,136.

Nonaccrual loans excluded from impaired loan disclosure under FASB 114 amounted to $170,676 and $165,560 at December 31, 2003 and 2002, respectively. If interest on these loans had been accrued, such income would have approximated $11,811 and $4,511 for 2003 and 2002, respectively. When a loan is placed on non-accrual status there are several negative implications as a result. First, all interest accrued but unpaid at the time of the classification is deducted from the interest income totals for the Bank. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses that necessitate additional provisions for credit losses charged against earnings.

Securities. Securities at December 31, 2003 were $70.9 million, an increase of $16.9 million or 31.4% from the $54.0 million at the end of 2002. We expect our security portfolio to continue to grow in 2004 as the business continues its growth. Investment securities are comprised of U.S. Agency and mortgage-backed securities, obligations of state and political subdivisions, corporate equity securities and certain restricted securities. As of December 31, 2003, neither the Corporation nor the Bank held any derivative financial instruments in their respective investment security portfolios.

Deposits. Deposits at December 31, 2003 were $277.8 million, an increase of $34.8 million or 14.3% from $243.0 million at December 31, 2002. Noninterest-bearing deposits increased $19.4 million or 53.0% to $56.0 million at December 31, 2003 from $36.6 million at December 31, 2002, which contributed to 55.7% of the total growth in deposits. We do not expect the growth in noninterest-bearing deposits to be as significant in future periods. Savings and interest bearing demand deposits increased $8.5 million or 7.9% and time deposits increased $7.0 million or 7.0% during the year.

Liquidity. Liquidity represents the ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments in securities, and loans maturing within one year. As a result of the Bank's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Bank maintains overall liquidity sufficient to satisfy its depositors' requirements and to meet its customers' borrowing needs.

At December 31, 2003, cash, interest bearing and non-interest bearing deposits with banks, federal funds sold, securities, and loans maturing within one year were $69.7 million. At the end of 2003, approximately 22.7% or $56.3 million of the loan portfolio would mature or reprice within a one year period.

As of December 31, 2003, non-deposit sources of funds totaled $40.1 million. $36.3 million was comprised of Federal Home Loan Bank (FHLB) borrowings. Activity during the year included monthly principal reductions associated with the Principal Reducing Credit (PRC) advance and also two new FHLB advances. During 2003, the bank borrowed a three-year Fixed Rate Credit (FRC) in the amount of $5.0 million and also an Adjustable Rate Credit (ARC) in the amount of $5.0 million.

On March 11, 2003, First National (VA) Statutory Trust I ("the Trust"), a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing redeemable capital securities, commonly called trust preferred securities. On March 26, 2003, $3.0 million of trust preferred securities were issued through a pooled underwriting. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2003 was 4.32%. The securities have a mandatory redemption date of March 26, 2033, and are subject to varying call provisions beginning March 26, 2008. The principal asset of the Trust is $3.0 million of the Corporation's junior subordinated debt securities with maturities and interest rates like the capital securities.

The trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier 1 capital, including total trust preferred securities. The portion of the trust preferred securities not considered as Tier 1 capital, if any, may be included in Tier 2 capital. As of December 31, 2003, the total amount of trust preferred securities issued by the Trust was included in the Corporation's Tier 1 capital.

Capital Resources. The adequacy of the Corporation's capital is reviewed by management on an ongoing basis with reference to the size, composition, and quality of the Corporation's asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and absorb potential losses.

The Board of Governors of the Federal Reserve System has adopted capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Specifically, the guidelines categorize assets and off-balance sheet items into four risk-weighted categories. The minimum ratio of qualifying total capital to risk-weighted assets is 8.0%, of which at least 4.0% must be Tier 1 capital, composed of common equity, retained earnings and a limited amount of perpetual preferred stock, less certain goodwill items. The Corporation had a ratio of risk-weighted assets to total capital of 10.88% at December 31, 2003 and a ratio of risk-weighted assets to Tier 1 capital of 9.90%. Both of these exceed the capital requirements adopted by the federal regulatory agencies.

Repurchase of Common Stock. On February 25, 2003 the Corporation purchased and retired 118,000 (as restated for two-for-one stock split) shares of outstanding common stock of the Corporation. This purchase was approved by the board of directors on February 19, 2003.

Stock Split. On April 16, 2003 the board of directors of the Corporation declared a two-for-one stock split of the Corporation's common stock, including authorized and unissued shares. The consolidated financial statements have been restated to reflect the stock split. The stock split was payable on May 30, 2003 to shareholders of record April 30, 2003. After the stock split was completed, the Corporation had 4,000,000 shares of common stock authorized and 1,462,062 shares outstanding at a par value of $2.50 per share.

For information regarding recent accounting pronouncements and their effect on the Corporation, see "Recent Accounting Pronouncements" in Note 1 of the Notes to Consolidated Financial Statements contained herein.

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Directors
First National Corporation
Strasburg, Virginia

We have audited the accompanying consolidated balance sheets of First National Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three years ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 19, 2004

50 S. Cameron St.
P.O. Box 2560
Winchester, VA 22604
(540) 662-3417

Offices located in: Winchester, Middleburg, Leesburg, and Culpeper, Virginia
Member: American Institute of Certified Public Accountants / Virginia Society of Certified Public Accountants

FIRST NATIONAL CORPORATION

Consolidated Balance Sheets
December 31, 2003 and 2002

Assets	**2003**	**2002**
Cash and due from banks	$ 10,657,518	$ 13,782,175
Federal funds sold	- -	2,791,000
Interest-bearing deposits in banks	261,183	1,137,508
Securities available for sale, at fair value	70,895,317	53,959,540
Loans held for sale	118,000	1,348,000
Loans, net of allowance for loan losses, 2003, $2,546,953 2002, $2,161,622	245,590,744	210,440,535
Bank premises and equipment, net	11,485,491	8,424,246
Interest receivable	1,389,586	1,402,630
Other assets	3,158,838	2,650,453
Total assets	$ 343,556,677	$ 295,936,087
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing demand deposits	$ 55,958,084	$ 36,581,399
Savings and interest-bearing demand deposits	115,587,740	107,119,027
Time deposits	106,281,751	99,312,035
Total deposits	$ 277,827,575	$ 243,012,461
Federal funds purchased	507,000	- -
Other borrowings	36,554,930	26,604,581
Company obligated manditorily redeemable capital securities	3,000,000	- -
Accrued expenses and other liabilities	2,164,440	2,064,902
Commitments and contingent liabilities	- -	- -
Total liabilities	$ 320,053,945	$ 271,681,944
Shareholders' Equity		
Common stock, par value $2.50 per share and $5.00 per share; authorized 4,000,000 and 2,000,000 shares; issued and outstanding 1,462,062 shares and 790,031 shares at December 31, 2003 and 2002, respectively	$ 3,655,155	$ 3,950,155
Surplus	1,464,642	1,464,642
Retained earnings	17,680,249	17,658,670
Accumulated other comprehensive income, net	702,686	1,180,676
Total shareholders' equity	$ 23,502,732	$ 24,254,143
Total liabilities and shareholders' equity	$ 343,556,677	$ 295,936,087

See Notes to Consolidated Financial Statements.

FIRST NATIONAL CORPORATION

Consolidated Statements of Income
Three Years Ended December 31, 2003

	2003	2002	2001
Interest and Dividend Income:			
Interest and fees on loans	$ 15,308,689	$ 14,415,620	$ 14,739,696
Interest on federal funds sold	46,576	76,890	178,754
Interest on deposits in banks	31,098	44,902	73,164
Interest and dividends on securities available for sale:			
Taxable interest	1,944,217	2,111,859	1,848,738
Nontaxable interest	341,125	303,180	328,531
Dividends	66,134	105,716	156,784
Total interest and dividend income	$ 17,737,839	$ 17,058,167	$ 17,325,667
Interest Expense:			
Interest on deposits	$ 5,008,396	$ 5,973,941	$ 6,807,000
Interest on federal funds purchased	2,169	6,455	3,981
Interest on company obligated manditorily redeemable securities	100,031	- -	- -
Interest on other borrowings	1,658,158	1,672,341	1,863,552
Total interest expense	$ 6,768,754	$ 7,652,737	$ 8,674,533
Net interest income	$ 10,969,085	$ 9,405,430	$ 8,651,134
Provision for loan losses	705,000	405,000	420,000
Net interest income after provision for loan losses	$ 10,264,085	$ 9,000,430	$ 8,231,134

See Notes to Consolidated Financial Statements.

FIRST NATIONAL CORPORATION

Consolidated Statements of Income
(Continued)
Three Years Ended December 31, 2003

	2003	2002	2001
Noninterest Income:			
Service charges	$ 2,322,707	$ 1,312,609	$ 920,469
Fees for other customer services	769,480	631,633	453,469
Gains (losses) on sale of securities available for sale	69,302	171,627	(3,689)
Gains (losses) on sale of premises and equipment	(49,183)	4,250	--
Gains on sale of loans	372,149	198,165	70,920
Other	140,817	226,283	126,485
Total noninterest income	$ 3,625,272	$ 2,544,567	$ 1,567,654
Noninterest Expense:			
Salaries and employee benefits	$ 4,538,391	$ 3,508,845	$ 3,092,159
Occupancy	518,541	469,457	399,314
Equipment	770,783	619,754	520,094
Advertising	340,100	332,570	246,333
Stationery and supplies	323,811	266,898	180,782
Telecommunications	217,007	183,066	146,028
Other	2,376,555	1,838,026	1,479,216
Total noninterest expense	$ 9,085,188	$ 7,218,616	$ 6,063,926
Income before income taxes	$ 4,804,169	$ 4,326,381	$ 3,734,862
Provision for income taxes	1,503,303	1,347,167	1,139,528
Net income	$ 3,300,866	$ 2,979,214	$ 2,595,334
Earnings Per Common Share, basic and diluted	$ 2.23	$ 1.89	$ 1.64

See Notes to Consolidated Financial Statements.

FIRST NATIONAL CORPORATION

Consolidated Statements of Cash Flows
Three Years Ended December 31, 2003

	2003	2002	2001
Cash Flows from Operating Activities			
Net income	$ 3,300,866	$ 2,979,214	$ 2,595,334
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	596,148	471,999	397,328
Origination of loans available for sale	(28,526,540)	(14,278,802)	(5,304,635)
Proceeds from sale of loans available for sale	30,128,689	14,013,201	5,033,651
Provision for loan losses	705,000	405,000	420,000
(Gains) losses on sale of securities available for sale	(69,302)	(171,627)	3,689
(Gains) losses on sale of premises and equipment	49,183	(4,250)	- -
(Gains) on sale of loans	(372,149)	(198,165)	(70,920)
Accretion of security discounts	(25,338)	(14,868)	(16,930)
Amortization of security premiums	564,306	377,352	143,029
Deferred tax expense (benefit)	26,067	130,862	(34,000)
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable	13,044	(103,285)	72,598
(Increase) decrease in other assets	(508,386)	(604,183)	85,435
Increase (decrease) in accrued expenses other liabilities	319,809	100,154	(73,070)
Net cash provided by operating activities	$ 6,201,397	$ 3,102,602	$ 3,251,509
Cash Flows from Investing Activities			
Proceeds from sale of securities available for sale	$ 4,118,075	$ 10,355,010	$ 757,901
Proceeds from sale of premises and equipment	330,317	4,250	- -
Proceeds from maturities, calls, and principal payments of securities available for sale	19,450,421	11,814,076	9,631,095
Purchase of securities available for sale	(41,698,266)	(32,330,985)	(7,978,537)
(Increase) decrease in federal funds sold	2,791,000	2,593,000	(69,000)
Purchase of bank premises and equipment	(4,036,893)	(3,635,794)	(1,002,500)
Net (increase) in loans	(35,855,209)	(26,080,225)	(20,582,324)
Net cash (used in) investing activities	$ (54,900,555)	$ (37,280,668)	$ (19,243,365)

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION

Consolidated Statements of Cash Flows
(Continued)
Three Years Ended December 31, 2003

	2003	2002	2001
Cash Flows from Financing Activities			
Net increase in demand deposits and savings accounts	$ 27,845,398	$ 36,359,044	$ 4,164,700
Net increase in time deposits	6,969,716	9,174,599	18,119,754
Proceeds from other borrowings	10,000,000	- -	- -
Principals payments on other borrowings	(49,651)	(2,100,180)	(4,818,403)
Proceeds from issuance of company obligated manditorily redeemable capital securities	3,000,000	- -	- -
Cash dividends paid	(1,125,787)	(1,090,244)	(1,027,040)
Acquisition of common stock	(2,448,500)	- -	- -
Increase in federal funds purchased	507,000	- -	- -
Net cash provided by financing activities	$ 44,698,176	$ 42,343,219	$ 16,439,011
Increase (decrease) in cash and cash equivalents	$ (4,000,982)	$ 8,165,153	$ 447,155
Cash and cash equivalents			
Beginning	14,919,683	6,754,530	6,307,375
Ending	$ 10,918,701	$ 14,919,683	$ 6,754,530
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 6,832,913	$ 7,733,804	$ 8,538,048
Income taxes	$ 1,583,906	$ 1,274,459	$ 1,210,185
Supplemental Disclosures of Noncash Investing Activities			
Unrealized gain (loss) on securities available for sale	$ (724,227)	$ 1,159,004	$ 1,064,374
Transfer of real estate from other assets to bank premises and equipment	$ - -	$ - -	$ 342,374

See Notes to Consolidated Financial Statements.

FIRST NATIONAL CORPORATION

Consolidated Statements of Changes in Shareholders' Equity

Three Years Ended December 31, 2003

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance, December 31, 2000	$ 3,950,155	$ 1,464,642	$ 14,201,406	$ (286,754)		$ 19,329,449
Comprehensive income:						
Net income	--	--	2,595,334	--	$ 2,595,334	2,595,334
Other comprehensive income net of tax, unrealized holding gains arising during the period (net of tax, $360,633)	--	--	--	--	700,052	--
Reclassification adjustment (net of tax, $1,254)	--	--	--	--	2,435	--
Other comprehensive income (net of tax, $361,887)	--	--	--	702,487	$ 702,487	702,487
Total comprehensive income					$ 3,297,821	
Cash dividends - $0.65 per share	--	--	(1,027,040)	--		(1,027,040)
Balance, December 31, 2001	$ 3,950,155	$ 1,464,642	$ 15,769,700	$ 415,733		$ 21,600,230
Comprehensive income:						
Net income	--	--	2,979,214		$ 2,979,214	2,979,214
Other comprehensive income net of tax, unrealized holding gains arising during the period (net of tax, $452,413)	--	--	--	--	878217	--
Reclassification adjustment (net of tax, $58,353)	--	--	--	--	(113,274)	--
Other comprehensive income (net of tax, $394,060)	--	--	--	764,943	$ 764,943	764,943
Total comprehensive income					$ 3,744,157	
Cash dividends - $0.69 per share	--	--	(1,090,244)	--		(1,090,244)
Balance, December 31, 2002	$ 3,950,155	$ 1,464,642	$ 17,658,670	$ 1,180,676		$ 24,254,143
Comprehensive income:						
Net income	--	--	3,300,866		$ 3,300,866	3,300,866
Other comprehensive income net of tax, unrealized holding losses arising during the period (net of tax, $222,674)	--	--	--		(432,251)	
Reclassification adjustment (net of tax, $23,563)	--	--	--		(45,739)	
Other comprehensive income (net of tax, $246,237)	--	--	--	(477,990)	$ (477,990)	(477,990)
Total comprehensive income					$ 2,822,876	
Cash dividends - $0.77 per share	--	--	(1,125,787)	--		(1,125,787)
Acquisition of 118,000 shares of common stock	(295,000)	--	(2,153,500)	--		(2,448,500)
Balance, December 31, 2003	$ 3,655,155	$ 1,464,642	$ 17,680,249	$ 702,686		$ 23,502,732

See Notes to Consolidated Financial Statements.

Note 1. Nature of Banking Activities and Significant Accounting Policies

First National Corporation (the Corporation) is the financial holding company of First Bank (the Bank). First Bank owns First Bank Financial Services, Inc., which invests in partnerships that provide title insurance and investment services. The Bank provides commercial, residential and consumer loans, and a variety of deposit products to its customers in the Shenandoah Valley Region of Virginia.

The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States of America and to accepted practices within the banking industry.

Principles of Consolidation

First Bank is a wholly-owned subsidiary of First National Corporation. First Bank Financial Services is a wholly-owned subsidiary of First Bank. The consolidated financial statements of First National Corporation include the accounts of all three companies. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. As of December 31, 2003 and 2002, all of the Corporation's securities were classified as available for sale.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the settlement date and are determined using the specific identification method.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. The Corporation requires a firm purchase commitment from a permanent investor before a loan can be closed, thus limiting interest rate risk. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

The Corporation enters into commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 30 to 60 days. The Corporation protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Corporation commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, The Corporation is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity.

The market value of rate lock commitments and best efforts contracts is not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded in stand-alone markets. The Corporation determines the fair value of rate lock commitments and best efforts contracts by measuring the change in the value of the underlying asset while taking into consideration the probability that the rate lock commitments will close. Because of the high correlation between rate lock commitments and best efforts contracts, no gain or loss occurs on the rate lock commitments.

Loans

The Corporation, through its banking subsidiary, grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by residential and commercial loans secured by real estate throughout the Shenandoah Valley Region of Virginia. The ability of the Corporation's debtors to honor their contracts is subject to the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued and accredited to income based on the unpaid principal balance. Loan origination fees, net of certain origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standards (SFAS) No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Our allowance for loan losses has two basic components: the specific allowance and the formula allowance. Both of these components are determined based upon estimates that can and do change when the actual events occur.

The specific allowance is used to individually allocate an allowance for larger balance, non-homogeneous loans. The specific allowance uses various techniques to arrive at an estimate of loss. First, analysis of the borrower's overall financial condition, resources and payment record; the prospects for support from financial guarantors; and the fair market value of collateral are used to estimate the probability and severity of inherent losses. Additionally, historical default rates and loss severities, internal risk ratings, industry and market conditions and trends, and other environmental factors are considered. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates.

The formula allowance is used for estimating the loss on pools of smaller-balance, homogeneous loans; including residential mortgage loans, installment loans, other consumer loans, as well as outstanding loan commitments. Also, a formula allowance is used for the remaining pool of larger balance, non-homogeneous loans which were not allocated a specific allowance upon their review. The formula allowance begins with estimates of probable losses inherent in the homogeneous portfolio based upon various statistical analyses. These include analysis of historical delinquency and loss experience, together with analyses that reflect current economic trends and conditions. The formula allowance uses a historical loss view as an indicator of future losses. As a result, even though this history is regularly updated with the most recent loss information, it could differ from the loss incurred in the future.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Bank Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from three years to forty years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from three to seven years. Depreciation and amortization are recorded on the straight-line method.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate. Gains and losses on routine dispositions are reflected in current operations.

Other Real Estate

Assets acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The Corporation had no foreclosed real estate at December 31, 2003 and 2002.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. There are no potential common shares that would have a dilutive effect. Earnings per share for prior periods has been restated to give retroactive effect of the Corporation's two-for-one stock split declared April 16, 2003. The stock split was payable on May 30, 2003 to shareholders of record April 30, 2003.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Corporation has defined cash equivalents as those amounts included in the balance sheet captions "Cash and due from banks and interest-bearing deposits in banks."

Advertising Costs

The Corporation follows the policy of charging the production costs of advertising to expense as incurred. Total advertising expense incurred for 2003, 2002 and 2001 was $340,100, $332,570 and $246,333, respectively.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The provisions of the Statement were effective December 31, 2002. The Corporation did not have stock-based compensation plans as of December 31, 2003, 2002 and 2001.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition requirements of the Interpretation were effective beginning January 1, 2003. The initial adoption of the Interpretation did not materially affect the Corporation, and management does not anticipate that the recognition requirements of this Interpretation will have a materially adverse impact on either the Corporation's consolidated financial position or consolidated results of operations in the future.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities and when the assets, liabilities, noncontrolling interests, and results of operations of a variable interest entity need to be included in a company's consolidated financial statements. The Interpretation requires consolidation by business enterprises of variable interest entities in cases where (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or (b) in cases where the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Management has evaluated the Corporation's investments in variable interest entities and potential variable interest entities or transactions, particularly in limited liability partnerships involved in low-income housing development and trust preferred securities structures. The implementation of FIN 46 did not have a significant impact on either the Corporation's consolidated financial position or consolidated results of operations. Interpretive guidance relating to FIN 46 is continuing to evolve and the Corporation's management will continue to assess various aspects of consolidations and variable interest entity accounting as additional guidance becomes available.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003 and did not have an impact on the Corporation's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. Adoption of the Statement did not have an impact on the Corporation's consolidated financial statements.

In November 2003, the FASB's Emerging Issues Task Force (EITF) reached a consensus on a new disclosure requirement related to unrealized losses on investment securities. The new disclosure requires a table of securities which have unrealized losses as of the reporting date. The table must distinguish between those securities which have been in a continuous unrealized loss position for twelve months or more and those securities which have been in a continuous unrealized loss position for less than twelve months. The table is to include the aggregate unrealized losses of securities whose fair values are below book values as of the reporting date, and the aggregate fair value of securities whose fair values are below book values as of the reporting date. In addition to the quantitative disclosure, FASB requires a narrative discussion that provides sufficient information to allow financial statement users to understand the quantitative disclosures and the information that was considered in determining whether impairment was not other-than-temporary. The new disclosure requirements apply to fiscal years ending after December 15, 2003. The Corporation has included the required disclosures in their consolidated financial statements.

In December 2003, the FASB issued a revised version of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88 and 106." This Statement revises employers' disclosures about pension plans and other postretirement benefits. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, No. 88, and No. 106. This Statement retains the disclosure requirements contained in the original FASB Statement No. 132, which it replaces. However, it requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The disclosures for earlier annual periods presented for comparative purposes are required to be restated for (a) the percentages of each major category of plan assets held, (b) the accumulated benefit obligation, and (c) the assumptions used in the accounting for the plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003. The Corporation has included the required disclosures in its consolidated financial statements.

Note 2. Securities

Amortized costs and fair values of securities available for sale as of December 31, 2003 and 2002, are as follows:

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Agency and mortgage-backed securities	$ 58,759,947	$ 1,003,621	$ (228,508)	$ 59,535,060
Obligations of states and political subdivisions	8,983,124	260,600	(26,618)	9,217,106
Corporate equity securities	3,916	55,580	--	59,496
Restricted securities	2,083,655	--	--	2,083,655
	$ 69,830,642	$ 1,319,801	$ (255,126)	$ 70,895,317

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Agency and mortgage-backed securities	$ 44,419,577	$ 1,482,950	$ --	$ 45,902,527
Obligations of states and political subdivisions	6,001,645	234,658	--	6,236,303
Corporate equity securities	3,916	71,294	--	75,210
Restricted securities	1,745,500	--	--	1,745,500
	$ 52,170,638	$ 1,788,902	$ --	$ 53,959,540

The Corporation had no securities classified as held to maturity at December 31, 2003 or 2002.

At December 31, 2003, investments in an unrealized loss position that are temporarily impaired are as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
U.S. Agency and mortgage-backed securities	$ 11,721,597	$ (228,508)	$ --	$ --	$ 11,721,597	$ (228,508)
Obligations of states and political subdivisions	1,437,445	(26,618)	--	--	1,437,445	(26,618)
Corporate equity securities	--	--	--	--	--	--
Restricted securities	--	--	--	--	--	--
	$ 13,159,042	$ (255,126)	$ --	$ --	$ 13,159,042	$ (255,126)

The table above provides information about securities that have been in an unrealized loss position for less than twelve consecutive months, and also those securities that have been in an unrealized loss position for more than twelve consecutive months. At December 31, 2003, there were no securities in an unrealized loss position for twelve consecutive months or more. The Corporation invests in U.S Agency and mortgage-backed securities, obligations of state and political subdivisions, corporate equity securities and restricted securities. Restricted securities include required equity investments in certain correspondent banks. We consider all of the securities with unrealized losses to be temporarily impaired. At December 31, 2003, there were eight U.S. agency mortgage-backed securities and five obligations of state and political subdivisions in an unrealized loss position. Ninety-eight percent of the Corporation's investment securities have credit ratings of AAA and the weighted-average repricing term of the investment portfolio was 3.5 years as of December 31, 2003.

The amortized cost and fair value of securities available for sale as of December 31, 2003, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties. Actual maturities may differ from contractual maturities in corporate securities because they may be called or repaid without any penalties. Corporate securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Due within one year	$ 2,521,309	$ 2,577,202
Due after one year through five years	11,196,889	11,529,176
Due after five years through ten years	25,843,570	26,258,792
Due after ten years	28,181,303	28,386,996
Corporate equity securities	3,916	59,496
Restricted securities	2,083,655	2,083,655
	$ 69,830,642	$ 70,895,317

Proceeds from sales of securities available for sale during 2003, 2002 and 2001 were $4,118,075, $10,355,010 and $757,901, respectively. Gross gains of $69,302 and $171,627 were realized on those sales during 2003 and 2002, respectively. Gross losses of $3,689 were realized on sales during 2001.

Securities having a book value of $12,320,617 and $13,620,682 at December 31, 2003 and 2002, were pledged to secure public deposits and for other purposes required by law.

Note 3. Loans

Loans at December 31, 2003 and 2002, are summarized as follows:

	2003	2002
	(in thousands)	
Mortgage loans on real estate:		
Construction	$ 23,586	$ 12,172
Secured by farm land	2,602	2,112
Secured by 1-4 family residential	71,657	58,705
Other real estate loans	85,509	67,680
Loans to farmers (except those secured by real estate)	395	852
Commercial and industrial loans (except those secured by real estate)	31,350	28,606
Consumer installment loans	31,820	36,828
Deposit overdrafts	296	236
All other loans	923	5,412
Total loans	$ 248,138	$ 212,603
Allowance for loan losses	2,547	2,162
Loans, net	$ 245,591	$ 210,441

Note 4. Allowance for Loan Losses

Transactions in the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001, were as follows:

	2003	2002	2001
Balance at beginning of year	$ 2,161,622	$ 1,975,916	$ 1,702,856
Provision charged to operating expense	705,000	405,000	420,000
Loan recoveries	50,369	30,693	34,683
Loan charge-offs	(370,038)	(249,987)	(181,623)
Balance at end of year	$ 2,546,953	$ 2,161,622	$ 1,975,916

Information about impaired loans as of and for the years ended December 31, 2003, 2002 and 2001, is as follows:

	2003	2002	2001
Impaired loans for which an allowance has been provided	$ --	$ 26,294	$ 80,783
Impaired loans for which no allowance has been provided	--	--	--
Total impaired loans	$ --	$ 26,294	$ 80,783
Allowance provided for impaired loans, included in the allowance for loan losses	$ --	$ 13,147	$ 40,392
Average balance in impaired loans	$ 89,614	$ 47,520	$ 58,722
Interest income recognized on a cash basis on impaired loans	$ --	$ --	$ 3,136

Nonaccrual loans excluded from impaired loan disclosure under SFAS 114 amounted to $170,676, $165,560 and $37,330 at December 31, 2003, 2002 and 2001, respectively. If interest on these loans had been accrued, such income would have approximated $11,811, $4,511 and $500 for 2003, 2002 and 2001, respectively.

Loans past due greater than ninety days and still accruing interest at December 31, 2003, 2002 and 2001 totaled $463,817, $1,397,000 and $988,000, respectively.

Note 5. Bank Premises and Equipment

Bank premises and equipment are summarized as follows at December 31, 2003 and 2002:

	2003	2002
Land	$ 2,583,154	$ 1,655,546
Buildings and leasehold improvements	7,440,408	4,734,854
Furniture and equipment	7,047,740	5,944,937
Construction in process	709,392	1,954,841
	$ 17,780,694	$ 14,290,178
Less accumulated depreciation	6,295,203	5,865,932
	$ 11,485,491	$ 8,424,246

Depreciation expense included in operating expenses for 2003, 2002 and 2001 was $596,148, $471,999 and $397,328, respectively.

Note 6. Deposits

The aggregate amount of time deposits, in denominations of $100,000 or more, was $38,097,250 and $32,420,612 at December 31, 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of time deposits were as follows:

2004	$ 60,713,602
2005	8,261,698
2006	13,206,585
2007	6,822,813
2008	17,277,053
	$ 106,281,751

Note 7. Other Borrowings

The Corporation had unused lines of credit totaling $45,685,642 available with non-affiliated banks at December 31, 2003. This amount primarily consists of a blanket floating lien agreement with the Federal Home Loan Bank of Atlanta in which the Bank can borrow up to 19% of its assets.

At December 31, 2003, the Corporation had borrowings from the Federal Home Loan Bank system totaling $36,297,515 which mature through March 17, 2008. Fixed rate advances totaled $31,297,515 and adjustable rate advances totaled $5,000,000 at December 31, 2003. The interest rate on these notes payable ranged from 1.22% to 6.57% and the weighted average rate was 5.05%. The Corporation had collateral pledged on these borrowings at December 31, 2003 including real estate loans totaling $52,449,779, and Federal Home Loan Bank stock and securities with a book value of $3,289,799.

The Bank had a $257,415 note payable, secured by a deed of trust, which requires monthly payments of $2,254, and matures January 3, 2016. The fixed interest rate on this loan is 4.00%.

The contractual maturities of other borrowings were as follows:

2004	$ 5,053,148
2005	16,279,064
2006	5,018,416
2007	19,166
2008	10,019,947
Later years	165,189
	$ 36,554,930

Note 8. Company Obligated Manditorily Redeemable Capital Securities

On March 11, 2003, First National (VA) Statutory Trust I ("the Trust"), a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing redeemable capital securities, commonly called trust preferred securities. On March 26, 2003, $3,000,000 of trust preferred securities were issued through a pooled underwriting. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2003 was 4.32%. The securities have a mandatory redemption date of March 26, 2033, and are subject to varying call provisions beginning March 26, 2008. The principal asset of the Trust is $3,000,000 of the Corporation's junior subordinated debt securities with maturities and interest rates like the capital securities.

While these securities are debt obligations of the Corporation, they are included in capital for regulatory capital ratio calculations. Under present regulations, the trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier 1 capital, including total trust preferred securities. The portion of the trust preferred securities not considered as Tier 1 capital, if any, may be included in Tier 2 capital. As of December 31, 2003, the total amount of trust preferred securities issued by the Trust was included in the Corporation's Tier 1 capital.

Note 9. Income Taxes

Net deferred tax assets (liabilities) consist of the following components as of December 31, 2003 and 2002:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 779,572	$ 648,560
Pension payable	100,210	102,070
Interest on nonaccrual loans	6,684	1,794
Other	186	--
	$ 886,652	$ 752,424
Deferred tax liabilities:		
Depreciation	$ 412,867	$ 243,709
Bond accretion	6,155	4,607
Loan origination costs	115,741	126,152
Securities available for sale	361,990	608,227
	$ 896,753	$ 982,695
Net deferred tax (liability)	$ (10,101)	$ (230,271)

The provision for income taxes charged to operations for the years ended December 31, 2003, 2002 and 2001, consists of the following:

	2003	2002	2001
Current tax expense	$ 1,477,236	$ 1,216,305	$ 1,173,528
Deferred tax expense (benefit)	26,067	130,862	(34,000)
	$ 1,503,303	$ 1,347,167	$ 1,139,528

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2003, 2002 and 2001, due to the following:

	2003	2002	2001
Computed tax expense at statutory federal rate	$ 1,633,417	$ 1,470,970	$ 1,269,853
Increase (decrease) in income taxes resulting from:			
Tax-exempt interest income	(133,889)	(111,652)	(111,925)
Other	3,774	(12,151)	(18,400)
	$ 1,503,303	$ 1,347,167	$ 1,139,528

Low income housing credits totaled $9,588 for the year ended December 31, 2002, and $31,923 for the year ended December 31, 2001. There were no low income housing credits for the year ended December 31, 2003.

Note 10. Fund Restrictions and Reserve Balance

Transfers of funds from the banking subsidiary to the parent corporation in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2003, the aggregate amount of unrestricted funds which could be transferred from the banking subsidiary to the parent corporation, without prior regulatory approval, totaled $3,080,117.

The Bank must maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. For the final weekly reporting period in the years ended December 31, 2003 and 2002, the aggregate amounts of daily average required balances were approximately $263,000 and $5,803,000, respectively.

Note 11. Benefit Plans

The Bank has a noncontributory, defined benefit pension plan for all full-time employees over 21 years of age with at least one year of credited service. Benefits are generally based upon years of service and average compensation for the five highest-paid consecutive years of service. The Bank's funding policy is to make the minimum required annual contribution permitted by the Employee Retirement Income Security Act and the Internal Revenue Code. The following table provides a reconciliation of the changes in the plan benefit obligation and the fair value of assets for the periods ended December 31, 2003 and 2002, computed as of October 1 of each respective year.

	2003	2002
Change in Benefit Obligation		
Benefit obligation, beginning of year	$ 2,499,086	$ 1,980,110
Service cost	113,456	58,010
Interest cost	174,936	148,508
Actuarial (gain) loss	390,701	409,607
Benefits paid	(173,211)	(97,149)
Benefit obligation, end of year	$ 3,004,968	$ 2,499,086
Changes in Plan Assets		
Fair value of plan assets, beginning of year	$ 1,450,744	$ 1,434,156
Actual return on plan assets	195,638	(69,194)
Employer contributions	- -	182,931
Benefits paid	(173,211)	(97,149)
Fair value of assets, end of year	$ 1,473,171	$ 1,450,744
Funded status	$ (1,531,797)	$ (1,048,342)
Unrecognized net actuarial (gain) loss	1,053,710	760,448
Unrecognized net obligation at transition	(39,377)	(45,003)
Unrecognized prior service cost	29,421	32,691
Accrued cost included in other liabilities	$ (488,043)	$ (300,206)
Components of Net Periodic Benefit Cost		
Service cost	$ 113,456	$ 58,010
Interest cost	174,936	148,508
Expected return on plan assets	(122,510)	(125,117)
Amortization of prior service cost	3,270	3,270
Amortization of net obligation at transition	(5,626)	(5,626)
Recognized net actuarial (loss)	24,311	- -
Net periodic benefit cost	$ 187,837	$ 79,045
Weighted-Average Assumptions used to determine benefit obligations at December 31		
Discount rate	6.50%	7.00%
Expected return on plan assets	8.50%	9.00%
Rate of compensation increase	5.00%	5.00%
Weighted-Average Assumptions used to determine net periodic benefit cost for years ended December 31		
Discount rate	7.00%	7.50%
Expected return on plan assets	9.00%	9.00%
Rate of compensation increase	5.00%	5.00%

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their investment advisors and actuary, and with concurrence from their auditors. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimate within periodic cost.)

The pension plan's weighted-average asset allocations at the end of the plan year for 2003 and 2002, by asset category are as follows:

	2003	2002
Asset Category		
Mutual funds - fixed income	48%	50%
Mutual funds - equity	52%	50%
Other	0%	0%
Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 50% fixed income and 50% equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

The Corporation made cash contributions for the 2003 plan year totaling $193,307 subsequent to December 31, 2003, and expects to contribute $247,834 for the 2004 plan year. The accumulated benefit obligation for the defined benefit pension plan was $1,332,275 and $1,134,339 at December 31, 2003 and 2002, respectively.

The Corporation maintains a 401(k) plan for all eligible employees. Participating employees may elect to contribute up to 21% of their compensation subject to certain limits based on federal tax laws. The Corporation makes matching contributions equal to one-half of the first six percent of an employee's compensation contributed to the Plan. Full-time employees who have completed six months of credited service are eligible. Both employee and employer contributions vest immediately. The Corporation has the discretion to make a profit sharing contribution to the Plan each year based on overall performance, profitability, and other economic factors. For the years ended December 31, 2003, 2002 and 2001, expense attributable to the Plan amounted to $68,698, $61,439 and $57,004, respectively.

Effective January 1, 2000, the Corporation established an employee stock ownership plan (ESOP). The ESOP provides an opportunity for the Corporation to award shares of First National Corporation stock to employees at its discretion. Full-time employees who have completed six months of credited service are eligible. Participants become 100% vested after five years of credited service. Contributions each year are at the discretion of the board of directors, within certain limitations prescribed by Federal tax regulations. The Corporation made cash contributions to the plan of $79,823, $79,000 and $75,385 during the years ended December 31, 2003, 2002 and 2001, respectively. These contributions are included in salaries and benefits in the accompanying statements of income.

On January 6, 1999, the Bank adopted a Director Split Dollar Life Insurance Plan. This Plan provides life insurance coverage to insurable directors of the Bank. The Bank owns the policies and is entitled to all values and proceeds. The Plan provides retirement benefits and the payment of benefits at the death of the insured director. The amount of benefits will be determined by the performance of the policies over the director's life.

Note 12. Commitments and Unfunded Credits

The Corporation is a party to credit related financial instruments with risk not reflected in the consolidated financial statements in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2003 and 2002, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2003	2002
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 39,760,000	$ 33,519,000
Stand-by letters of credit	4,099,000	2,069,000
Rate lock commitments	1,613,700	2,178,790

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized as deemed necessary and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Commercial and standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2003, the Corporation had locked-rate commitments to originate mortgage loans amounting to $1,613,700 and loans held for sale of $118,000. The Corporation has entered into commitments, on a best-effort basis to sell loans of approximately $1,731,700. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any counterparty to fail to meet its obligations.

The Corporation has cash accounts in other commercial banks. The amount on deposit at these banks at December 31, 2003, exceeded the insurance limits of the Federal Deposit Insurance Corporation by $602,107.

Note 13. Transactions With Related Parties

During the year, executive officers and directors (and companies controlled by them) were customers of and had transactions with the Corporation in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers.

At December 31, 2003 and 2002, these loans, which in the aggregate exceeded $60,000 to the borrower, totaled $3,570,620 and $1,584,953, respectively. During 2003, total principal additions were $4,289,005 and total principal payments were $2,303,338.

Note 14. Lease Commitments

The Corporation was obligated under noncancelable leases for banking premises. Total rental expense for operating leases for 2003, 2002 and 2001 was $71,914, $101,350 and $95,828, respectively. Minimum rental commitments under noncancelable leases with terms in excess of one year as of December 31, 2003 were as follows:

Year	Operating Leases
2004	$ 32,956
2005	27,000
2006	17,000
2007	7,200
2008	2,200
Total minimum payments	$ 86,356

Note 15. Dividend Reinvestment Plan

The Corporation has in effect a Dividend Reinvestment Plan (DRIP) which provides an automatic conversion of dividends into common stock for enrolled shareholders. Stock is purchased on the open market on each dividend payable date.

Shares of common stock can be issued by the Corporation or purchased in the open market for the additional shares required for the DRIP. Prior to 2000, the Corporation issued common shares for the reinvestment of dividends. The Corporation purchased common stock on the open market for the years ended December 31, 2003, 2002 and 2001.

Note 16. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values.

Securities

For securities available for sale and held for investment purposes, fair values are based on quoted market prices or dealer quotes.

Loans Held for Sale

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Borrowings

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Commitments and Unfunded Credits

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2003 and 2002, the carrying amounts of loan commitments and stand-by letters of credit approximate fair value.

The estimated fair values of the Corporation's financial instruments are as follows:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)		(In thousands)	
Financial assets:				
Cash and short-term investments	$ 10,919	$ 10,919	$ 17,711	$ 17,711
Securities	70,895	70,895	53,960	53,960
Loans, net	245,709	243,984	211,789	216,958
Accrued interest receivable	1,390	1,390	1,403	1,403
Financial liabilities:				
Deposits	$ 277,828	$ 280,251	$ 243,012	$ 245,699
Federal funds purchased	507	507	- -	- -
Other borrowings	36,555	38,302	26,605	28,741
Company obligated manditorily redeemable capital securities	3,000	3,022	- -	- -
Accrued interest payable	548	548	612	612
Commitments and Unfunded Credits:				
Commitments to extend credit	$ - -	$ 39,760	$ - -	$ 33,519
Stand-by letters of credit	- -	4,099	- -	2,069
Rate lock commitments	- -	1,614	- -	2,179

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Corporation's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Corporation's overall interest rate risk.

Note 17. Regulatory Matters

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total (as defined in the regulations) and Tier 1 capital (as defined) to risk-weighted assets (as defined), and of Tier 1 capital to average assets. Management believes, as of December 31, 2003 and 2002, that the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

Notes to Consolidated Financial Statements

The Corporation's and the Bank's actual capital amounts and ratios are also presented in the following table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amount in Thousands)			
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 28,347	10.88%	$ 20,849	8.00%	N/A	N/A
First Bank	$ 28,017	10.76%	$ 20,831	8.00%	$ 26,038	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 25,800	9.90%	$ 10,424	4.00%	N/A	N/A
First Bank	$ 25,470	9.78%	$ 10,415	4.00%	$ 15,623	6.00%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 25,800	7.77%	$ 13,275	4.00%	N/A	N/A
First Bank	$ 25,470	7.68%	$ 13,266	4.00%	$ 16,583	5.00%
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 25,236	11.42%	$ 17,698	8.00%	N/A	N/A
First Bank	$ 25,040	11.33%	$ 17,684	8.00%	$ 22,105	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 23,074	10.43%	$ 8,849	4.00%	N/A	N/A
First Bank	$ 22,878	10.35%	$ 8,842	4.00%	$ 13,263	6.00%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 23,074	7.88%	$ 11,712	4.00%	N/A	N/A
First Bank	$ 22,878	7.81%	$ 11,710	4.00%	$ 14,638	5.00%

Note 18. Parent Corporation Only Financial Statements

FIRST NATIONAL CORPORATION
(Parent Corporation Only)

Balance Sheets
December 31, 2003 and 2002

Assets	2003	2002
Cash	$ 142,798	$ 63,687
Investment in subsidiaries, at cost, plus undistributed net income	26,136,260	24,011,626
Other assets	244,371	203,071
Total assets	$ 26,523,429	$ 24,278,384
Liabilities and Shareholders' Equity		
Liabilities		
Deferred income tax liability	$ 18,897	$ 24,241
Company obligated manditorily redeemable capital securities	3,000,000	- -
Other liabilities	1,800	- -
	$ 3,020,697	$ 24,241
Shareholders' Equity		
Common stock	$ 3,655,155	$ 3,950,155
Surplus	1,464,642	1,464,642
Retained earnings, which are substantially undistributed earnings of subsidiaries	17,680,249	17,658,670
Accumulated other comprehensive income	702,686	1,180,676
Total shareholders' equity	$ 23,502,732	$ 24,254,143
Total liabilities and shareholders' equity	$ 26,523,429	$ 24,278,384

Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
(Parent Corporation Only)

Statements of Income
Three Years Ended December 31, 2003

	2003	2002	2001
Income:			
Dividends from subsidiary	$ 3,848,500	$ 925,000	$ 1,231,000
Other	- -	55,595	- -
	$ 3,848,500	$ 980,595	$ 1,231,000
Expense:			
Interest expense	$ 100,031	$ - -	$ - -
Stationery and supplies	23,209	21,565	16,095
Legal and professional fees	28,574	70,806	65,868
Other	60,137	19,456	29,257
Total expense	$ 211,951	$ 111,827	$ 111,220
Income before allocated tax benefits and undistributed income of subsidiary	$ 3,636,549	$ 868,768	$ 1,119,780
Allocated income tax benefits	72,063	28,975	69,162
Income before equity in undistributed income of subsidiary	$ 3,708,612	$ 897,743	$ 1,188,942
Equity in undistributed (distributed) income of subsidiary	(407,746)	2,081,471	1,406,392
Net income	$ 3,300,866	$ 2,979,214	$ 2,595,334

Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
(Parent Corporation Only)

Statements of Cash Flows
Three Years Ended December 31, 2003

	2003	2002	2001
Cash Flows from Operating Activities			
Net income	$ 3,300,866	$ 2,979,214	$ 2,595,334
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	407,746	(2,081,471)	(1,406,392)
(Increase) decrease in other assets	(41,300)	229,589	(162,962)
(Decrease) in other liabilities	(13,914)	- -	- -
Net cash provided by operating activities	$ 3,653,398	$ 1,127,332	$ 1,025,980
Cash Flows from Financing Activities			
Proceeds from issuance of company obligated manditorily redeemable capital securities	$ 3,000,000	$ - -	$ - -
Distribution of capital to subsidiary	(3,000,000)	- -	- -
Cash dividends paid	(1,125,787)	(1,090,244)	(1,027,040)
Acquisition of common stock	(2,448,500)	- -	- -
Net cash used in financing activities	$ (3,574,287)	$ (1,090,244)	$ (1,027,040)
Increase (decrease) in cash and cash equivalents	$ 79,111	$ 37,088	$ (1,060)
Cash and Cash Equivalents			
Beginning	63,687	26,599	27,659
Ending	$ 142,798	$ 63,687	$ 26,599
Supplemental Disclosures of Noncash Investing Activities, unrealized gain (loss) on securities available for sale	$ (15,714)	$ 71,294	$ - -

Shareholder Information

Common Stock

First National Corporation's common stock is traded on the over-the-counter (OTC) market and quoted in the OTC Bulletin Board where our symbol is **FXNC–BB**.

Copies of Form 10-K

Copies of First National Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by shareholders at no charge by writing:

M. Shane Bell
First National Corporation
112 West King Street
Strasburg, Virginia 22657
sbell@firstbank-va.com

Stock Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-368-5948

Dividend Reinvestment

Registered holders of First National Corporation stock are eligible to participate in the Corporation's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of First National Corporation common stock. For an information and authorization form or to receive additional information on this plan, contact:

Nancy T. Fitchett
First National Corporation
112 West King Street
Strasburg, Virginia 22657
888-647-1265
nfitchett@firstbank-va.com

Shareholder Information

For additional information, contact:
M. Shane Bell
First National Corporation
112 West King Street
Strasburg, Virginia 22657
888-647-1265
sbell@firstbank-va.com

Independent Auditors

Yount, Hyde & Barbour, P.C.
Post Office Box 2560
Winchester, Virginia 22604

"THE LAST BANK YOU'LL EVER NEED"

FIRST NATIONAL CORPORATION
112 West King Street
Strasburg, Virginia 22657
540.465.9121
888.647.1265
www.firstbank-va.com